UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Omega Flex, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-51372	23-1948942
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

451 Creamery Way, Exton, PA		19341
(Address of principal executive offices)		(Zip Code)

Timothy P. Scanlan, General Counsel, (860) 704-6820
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Omega Flex, Inc. is filing this Form SD pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934 for the reporting period from January 1, 2019 to December 31, 2019. Definitions of capitalized terms not otherwise defined in this Conflict Minerals Disclosure shall have the meaning defined in the SEC rules. We do not use any Conflict Minerals in manufacturing products, except for tin, which is used in creating bronze alloy that is used in some of our products.

We have reasonably designed and conducted in good faith a reasonable country of origin inquiry (“RCOI”) on the source of any Conflict Minerals incorporated into our products that we manufacture or contract to manufacture. Our RCOI was reasonably designed to determine whether tin contained in certain of our products originated from the Democratic Republic of the Congo or an adjoining country, or was from recycled or scrap sources.

Based on our RCOI, we have no reason to believe that any Conflict Minerals incorporated into our products originated in the Covered Countries.

We have determined that tin was contained in two materials that we purchase from two different suppliers; bronze strip that is used to manufacture bronze hose products, and to a much lesser extent bronze wire that is used to manufacture bronze hose braid. The materials certification of the bronze wire contained 0.001% of tin in the material composition. Based on that certification, we have determined that such a low level of material composition did not make the tin necessary for the function or purpose of the bronze wire product, and therefore we have not made any further inquiries into the source of the tin used in the bronze wire.

The materials certification of the bronze strip indicated that tin comprised 4.7% of the material composition. Those bronze hose products represent less than 1% of our total sales volume for the year ending December 31, 2019. For the bronze strip that we use to manufacture bronze hose products, we conducted an RCOI and solicited information from our bronze strip provider as to the source and origin of tin that was incorporated into the bronze strip. We requested that the supplier disclose if Conflict Minerals are contained in the products sold to us originated in the Covered Countries, and to provide a list of the smelters that processed the Conflict Minerals contained in the products sold to us.

In response to our RCOI, that supplier returned a certification stating that the Conflict Minerals contained in the products supplied to us originated from post-industrial or post-consumer scrap and some material is sourced by virgin ingot. In addition to certifications, that supplier referenced its own Conflict Minerals policy that prohibit the sourcing of Conflict Minerals from the Covered Countries. That supplier also provided information regarding the smelters that process the Conflict Minerals contained in the products sold to us. We compared these smelters against the list of smelters that have received a “conflict free” designation from the Conflict Free Sourcing Initiative, and all of the identified smelters received a conflict free designation from CFSI.

This specialized Disclosure Form is available at http://www.omegaflexcorp.com/SECFilings/. The information on our website is not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OMEGA FLEX, INC.	Date:

/s/ Timothy P. Scanlan	May 29, 2020
Timothy P. Scanlan,
General Counsel